UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-5418

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUPERVALU RETAIL EMPLOYEES’ 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of SUPERVALU Retail Employees’ 401(k) Plan are included herein:

1.	Report of Independent Registered Public Accounting Firm dated August 29, 2005.

2.	Statements of Net Assets Available for Benefits as of February 28, 2005 and February 29, 2004.

3.	Statement of Changes in Net Assets Available for Benefits for the Fiscal Year Ended February 28, 2005.

4.	Notes to Financial Statements for the Fiscal Years Ended February 28, 2005 and February 29, 2004.

Ex-23 Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Retail Employees’ 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERVALU RETAIL EMPLOYEES’ 401(k) PLAN

DATE: August 29, 2005	By:	SUPERVALU INC., the plan administrator

		By:	/s/ Pamela K. Knous
Pamela K. Knous
Executive Vice President and Chief Financial Officer

SUPERVALU RETAIL EMPLOYEES’ 401(k) PLAN

Financial Statements

February 28, 2005 and February 29, 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

SUPERVALU RETAIL EMPLOYEES’ 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Administrative Committee

SUPERVALU INC.

Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for benefits of the SUPERVALU Retail Employees’ 401(k) Plan (the Plan) as of February 28, 2005 and February 29, 2004, and the related statement of changes in net assets available for benefits for the fiscal year ended February 28, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2005 and February 29, 2004, and the changes in net assets available for benefits for the fiscal year ended February 28, 2005, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Minneapolis, Minnesota

August 29, 2005

SUPERVALU RETAIL EMPLOYEES’ 401(k) PLAN

Statements of Net Assets Available for Benefits

February 28, 2005 and February 29, 2004

	2005	2004
Assets:
Investments in SUPERVALU INC. 401(k) Master Trust, at fair value	$25,424,036	$22,208,172
Contributions receivable from participants	7,718	40,983
Contributions receivable from employer	53,811	38,746

Liabilities:
Administrative expenses payable	(68,344)	(19,367)

Net assets available for benefits	$25,417,221	$22,268,534

See accompanying notes to financial statements.

SUPERVALU RETAIL EMPLOYEES’ 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Fiscal year ended February 28, 2005

Additions:
Investment income from SUPERVALU INC. 401(k) Master Trust	$1,921,033

Contributions:
Employer	216,592
Participants	2,369,697

Total additions	4,507,322

Deductions:
Distributions to participants	(2,798,435)
Administrative expenses	(318,323)

Total deductions	(3,116,758)

Transfers from other plans within the 401(k) Master Trust, net	1,706,188

Transfers from other plans outside the 401(k) Master Trust	51,935

Net increase	3,148,687

Net assets available for benefits:
Beginning of year	22,268,534

End of year	$25,417,221

See accompanying notes to financial statements.

SUPERVALU RETAIL EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

February 28, 2005 and February 29, 2004

(1)	Summary Description of the Plan

The following description of the SUPERVALU Retail Employees’ 401(k) Plan (the Plan) (formerly the Cub Foods Retail Clerks 401(k) Plan) is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan and is subject to the provisions of Title I of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers employees in numerous local unions and two nonunion groups; therefore, it has six separate fact patterns for eligibility in the Plan. For union plan participants, each set of eligibility requirements is governed by the specified collective bargaining agreement for which the participant is covered. Eligibility in the Plan ranges from the age of 18 to 21 and after service periods between two months and one year. In addition, employees are automatically enrolled with a 3% contribution in the Plan after satisfying the eligibility rules unless the participant specifically notifies SUPERVALU that they will not participate.

The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code, under which participants may contribute from 2% to 20% of their recognized compensation to the Plan, as defined in the Plan document. Employee contributions are limited by the Internal Revenue Service limitation of $14,000, $13,000, and $12,000 in calendar 2005, 2004, and 2003, respectively. Employer matching contributions are a percentage of the participants’ compensation and are in accordance with the matching formula specified in the collective bargaining agreement.

All amounts contributed by employees are 100% vested at all times. Employer contributions are vested 20% after two years, 40% after three years, 60% after four years, and 100% at five years, if applicable to the collective bargaining agreement. Forfeitures of nonvested amounts shall be used to pay plan expenses or restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions. Forfeitures of nonvested amounts totaling $13,937 were used to pay plan expenses in fiscal 2005. Participant and employer matching contributions may be directed into one or more of the funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust).

The Retirement Committee has established a policy to merge the accounts of lost participants from terminated plans into the Plan. These transfers, along with other plan transfers, totaled $51,935 for fiscal 2005.

The Plan accounts of participants within the 401(k) Master Trust are consolidated, resulting in each participant having only one account within the 401(k) Master Trust. Therefore, participant movement between plans results in asset transfers within the 401(k) Master Trust. Transfers between other plans within the 401(k) Master Trust of $1,706,188 reflect the net result of this activity in the Plan.

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant’s account would immediately vest and the balance would be distributed to the participant in full upon termination.

Benefits under the Plan are payable in a lump sum.

Participants currently employed by the Company can withdraw their employee contributions and rollover contributions at any time, subject to required federal withholding. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Administrative Committee.

(Continued)

SUPERVALU RETAIL EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

February 28, 2005 and February 29, 2004

Loans are available to all participants of the Plan and may not exceed the lesser of 50% of the vested amount of the borrower’s total account or $50,000. The interest rate on any loan shall be equal to the prime rate as published by the Wall Street Journal for the last business day of the calendar month preceding the month in which the loan was granted, plus 1%. Principal and interest are repaid monthly through payroll deductions, and the maximum term of any loan is five years. Loan interest rates range from 5.00% to 10.50%.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

(b)	Investments

Investment assets of the Plan are stated at current fair value. Investments in various funds within the 401(k) Master Trust represent the Plan’s pro-rata share of the quoted market value of the funds’ net assets as reported by the Trustee (as defined in note 3). Investment contracts in the Principal Conservation Fund are stated at contract value which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d)	Expenses

The reasonable expenses of administering the Plan shall be payable out of the Plan’s funds except to the extent that SUPERVALU, at its discretion, directly pays the expenses. In fiscal 2005, SUPERVALU did pay certain expenses on behalf of the Plan.

(e)	Risk and Uncertainties

The Plan provides for various investment fund options within the 401(k) Master Trust. Investment securities are exposed to various risks, such as interest rate, market fluctuation, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(f)	Concentration of Market Risk

At February 28, 2005 and February 29, 2004, approximately 7.1% and 5.7%, respectively, of the Plan’s assets were invested in the common stock of SUPERVALU. The underlying value of SUPERVALU Common Stock is entirely dependent upon the performance of SUPERVALU and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of SUPERVALU Common Stock in the near term could materially affect the participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in net assets available for benefits.

(Continued)

SUPERVALU RETAIL EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

February 28, 2005 and February 29, 2004

(3)	Trustee

The Bank of New York (the Trustee) is the appointed the Trustee and custodian of the Plan’s assets by the Retirement Committee.

(4)	Investments

Under the terms of the trust agreement, the Trustee manages investments on behalf of the Plan. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust. The Trustee has been granted discretionary authority concerning the purchases and sales of the investments.

The 401(k) Master Trust includes the SUPERVALU Wholesale Employees’ 401(k) Plan, the SUPERVALU Retail Employees’ 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan, and the Pittsburgh Division Profit Sharing Plan.

The Trustee allocates interest and investment income, and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with the Department of Labor’s regulations.

The Plan recordkeeper (Hewitt Associates LLC) allocates interest and dividends, net realized (unrealized) gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the Plan to the total net assets of the 401(k) Master Trust. The Loan Fund, however, is based on the actual participant loan activity for each plan. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan’s terms.

Fair values of investments in the 401(k) Master Trust are as follows:

	February 28, 2005	February 29, 2004
Investments at fair value:
Collective investment/mutual funds	$481,292,989	$447,263,900
Common stock held by:
Equity funds	126,314,987	110,613,644
SUPERVALU Common Stock Fund	88,236,632	79,422,167
Cash and cash equivalents	11,095,054	7,061,371
Accrued income	498,521	464,477
Net settlements receivable (payable)	418,508	(1,370,721)
Loans receivable from participants	18,302,372	16,557,038

	$726,159,063	$660,011,876

(Continued)

SUPERVALU RETAIL EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

February 28, 2005 and February 29, 2004

Investment income for the 401(k) Master Trust for the fiscal year ended February 28, 2005 is as follows:

Net realized and unrealized appreciation in fair value of investments:
Collective investment/mutual funds	$38,243,352
Common stock	9,210,033

47,453,385

Interest	1,023,269
Dividends	4,389,046

Net investment income	$52,865,700

At February 28, 2005 and February 29, 2004, the Plan held 3.5% and 3.4%, respectively, of the 401(k) Master Trust assets.

(5)	Federal Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated May 8, 2002 indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. The Company believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provisions for income taxes have been made.

(6)	Party-in-interest Transactions

The Plan engages in transactions involving the acquisition and disposition of investment funds with the Trustee, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transactions” provision of ERISA and the Code.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	February 28, 2005	February 29, 2004
Net assets available for benefits per the financial statements	$25,417,221	$22,268,534
Amounts allocated to withdrawing participants	(4,175)	(104,011)

Net assets available for benefits per Form 5500	$25,413,046	$22,164,523

(Continued)

SUPERVALU RETAIL EMPLOYEES’ 401(k) PLAN

Notes to Financial Statements

February 28, 2005 and February 29, 2004

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the fiscal year ended February 28, 2005:

Benefits paid to participants per the financial statements	$2,798,435
Add amounts allocated to withdrawing participants at February 28, 2005	4,175
Less amounts allocated to withdrawing participants at February 29, 2004	(104,011)

Benefits paid to participants per Form 5500	$2,698,599

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 28, 2005 and February 29, 2004, respectively, but not paid as of that date.